Mail Stop 4561

December 4, 2007

Geraldo Travaglio Filho, Principal Financial Officer
Unibanco Holdings S.A.
Avenida Eusébio Matoso 891
22nd Floor
05423-901 San Paulo, SP
Brazil

Re: Unibanco-Union of Brazilian Banks S.A. & Unibanco Holdings S.A.
Form 20-F for Fiscal Year Ended
December 31, 2006
Response faxed November 13, 2007
Files No. 001-14640 and 001-14640-01

Dear Mr. Filho:

We have reviewed your response letter dated November 13, 2007 and have the following comments.

Form 20-F for the Fiscal Year ended December 31, 2006

Note 28 – Derivatives and Risk Management, page F-59

1. We note your response to the first bullet point of our letter dated October 30, 2007. In the first paragraph of this response you state that the maturity dates of your hedging instruments and hedged items are not necessarily the same. In the second paragraph of your response you state that in the absence of perfect matches, you contract items where the maturity dates of the hedged instruments may be less than the maturity dates of the hedged items and in these cases, the maturity dates of the hedging instruments are "the same" as the maturity dates of the designated cash flows in the hedge relationships. We do not understand why the maturity dates of the hedged items and hedged instruments are considered "the same" when they apparently are different. Please explain.

2. As a related matter, please tell us the number of days variance that existed between the maturity dates of the hedging instruments and hedged items as of December 31, 2006 and 2005. Lastly, based on the fact that you utilized different maturity dates for the hedging instruments and the hedged items, tell us why you believe the derivatives qualify for hedge accounting under SFAS 133.

3.   We re-issue comment two from our letter dated October 30, 2007. Please address this comment with respect to <u>your</u> cash flow hedges. Please tell us the following for each type of forecasted transaction:

- How you aggregate similar cash flows under paragraph 29(a) of SFAS 133;
- The defined time period over which you typically forecast the probable cash flows for each type of forecasted hedged transaction;
- How you assess current hedgeable cash flows and expectations in determining whether the cash flows are probable throughout the hedge period;
- Whether you have missed any of your forecasts (i.e. had more notional amounts of hedging instruments than actual hedgeable forecasted transactions) and if so, the number of times and frequency; and
- Whether you have ever changed the forecasted transaction of an established hedge.

General

4.   Please file your response letter dated November 13 and any future correspondence in the non-public Edgar data storage area as correspondence.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

                                        Sincerely,

                                        John P. Nolan
                                        Accounting Branch Chief